

January 6, 2015

Via E-mail
Mr. Jeffrey S. Cosman
Chief Executive Officer and Director
Brooklyn Cheesecake & Desserts Company, Inc.
12540 Broadwell Road, Suite 1203
Milton, GA 30004

> **Re: Brooklyn Cheesecake & Desserts Company, Inc.**
> **Amendment 1 to Current Report on Form 8-K**
> **Filed December 15, 2014**
> **File No. 1-13984**

Dear Mr. Cosman:

We reviewed the above-captioned filing and have the following comments.

Entry Into A Material Definitive Agreement, page 1

1. Refer to comment 7 in our letter dated December 2, 2014. As requested previously, refile by amendment to the Form 8-K filed October 22, 2014, Exhibit 10.1 with a list identifying briefly the contents of all omitted schedules. Additionally, provide us a copy of all omitted schedules.

Vertical Integration and Internalization, page 4; Customers, page 4

2. Refer to comments 8 and 9 in our letter dated December 2, 2014. It appears that the agreements for your access to disposal facilities owned or operated by third parties and the two municipal contracts accounting for 32% and 21% of your long term contracted revenues for the fiscal year ended December 31, 2013 are material contracts required to be filed under Item 601(b)(10) of Regulation S-K. Please file the agreements and contracts as exhibits to the Form 8-K. Please note that the Commission has a system allowing companies to request confidential treatment of information required to be filed under the Exchange Act. See Rule 24b-2 under the Exchange Act. If you wish to request confidential treatment for portions of the agreements filed as exhibits to the Form 8-K, you may submit a confidential treatment request to the Office of the Secretary. For guidance in preparing a confidential treatment request you may wish to refer to Staff Legal Bulletin No. 1 (CF) and its Addendum which are available on the Commission's website.

Liquidity and Capital Resources, page 19; Credit Agreement with Comerica Bank, page 20

3. We note use of the mark "[*]" indicating omission of information in these subsections. Please include the information by amendment to the Form 8-K.

Common Stock, page 26

4. Refer to comment 22 in our letter dated December 2, 2014. As requested previously, please disclose whether holders of your common stock are entitled to cumulative voting rights.

Exhibit 10.3

5. It appears you did not file exhibits A, C, D, E, and F to exhibit 10.3. Unlike Item 601(b)(2) of Regulation S-K, there is no provision in Item 601(b)(10) of Regulation S-K for excluding attachments to an exhibit. Please refile by amendment to the Form 8-K exhibit 10.3 with all of its attachments.

        You may contact Tracie J. Towner, Staff Accountant, at (202) 551-3744 or Terence S. O'Brien, Accounting Branch, at (202) 551-3355 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202) 551-3397 if you have any other questions.

                                        Sincerely,

                                        /s/ Jay Ingram

                                        Jay E. Ingram
                                        Legal Branch Chief